April 2, 2008

Patricia Nachtigal, Esq.
Senior Vice President and General Counsel
c/o Ingersoll-Rand Company
155 Chestnut Ridge Road
Montvale, New Jersey 07645

> **Re:** **Ingersoll-Rand Company Limited**
> **Registration Statement on Form S-4**
> **Filed March 4, 2008**
> **File No. 333-149537**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-16831**
>
> **Trane, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 20, 2008**
> **Form 8-K dated January 29, 2008**
> **File No. 1-11415**

Dear Ms. Nachtigal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front cover page of Registration Statement

1.   Footnote 3 to the fee table indicates that for purposes of calculating the registration fee, the proposed maximum aggregate offering price is calculated by multiplying $45.28 by, among other items, the number of shares of Trane common stock reserved and available for issuance under Trane's deferred compensation plan, employee stock purchase plan and other equity-based plans or trusts (1,567,386). Please tell us in your response letter as of the most recent practicable date how many of these shares have been issued pursuant to such plans and approximately how many more shares Trane anticipates issuing prior to consummation of the merger.

What will Trane shareholders receive in the merger?, page 2

2.   Please disclose that Trane shareholders may not know the exact amounts of cash and stock they will receive as merger consideration. Please also disclose the time period anticipated between the vote and the completion of the merger.

Are there risks that shareholders of Trane should consider in connection with the merger?, page 3

3.   Please provide a brief discussion of some of the principal risks, detriments, or challenges of the merger.

If my shares are held in "street name" by my broker…, page 4

4.   Please clarify in the disclosure the phrase that if a shareholder does not instruct its broker, the broker "generally will not have the discretion" to vote a shareholder's shares. Also clarify in the disclosure the similar phrase found on page 28 regarding instructions given to a custodian.

Some directors and executive officers of Trane have interests in the merger…, page 24

5.   If you will not know the identity of the two Trane designees prior to the shareholder vote, please explain the reason(s).

Background of the Merger, page 30

6.   Please identify and discuss the nature of the Trane contingent liabilities that were set for discussion at the due diligence meeting on November 9, 2007.

7.   In the first full paragraph on page 37, please expand your discussion of Trane's reasons for not pursuing further discussions with the third party that made the November 27, 2007 proposal. For example, please explain the basis for the board's decision that it was unlikely that the third party would be able to increase the proposal to be competitive with the latest offer received from Ingersoll.

Opinion of Lazard Frères & Co. LLC, page 44

8.   We note your references on pages 31-39 to multiple financial analyses and presentations that Lazard made to Trane's board about Trane and the proposed transaction with Ingersoll Rand. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize in greater detail the presentations referenced on pages 31-39, pursuant to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. To the extent that the information contained in this presentation is substantially similar to the disclosure already provided in the summary of the advisor's final opinion dated December 15, 2007, then provide a statement to this effect and summarize any differences in the information presented. Alternatively, advise us why the preliminary presentation is not materially related to the transaction.

9.   In addition, please provide on a supplemental basis copies of the materials that Lazard prepared in connection with its fairness opinion or otherwise provided to the Trane board of directors in connection with this transaction, including, among other things, any "board books," drafts of fairness opinions provided to the board, and summaries of all oral presentations made to the board.

Trane Public Market Analysis, page 46

10.   Please disclose the criteria Lazard used to determine the ten companies used in the public market analysis. If any company satisfied the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

11.   Please disclose why Lazard compared Trane to Lennox International on a stand alone basis as opposed to any of the other companies in the building products or industrial groups.

12.   Please disclose how Lazard selected the appropriate range of EBITDA multiples for its public market analysis. Similarly, please disclose how Lazard selected the appropriate range of EBITDA multiples for its private market analysis.

Trane Discounted Cash Flow Analysis, page 47

13.   Please disclose whether the selected peer companies that Lazard viewed as
        reasonably comparable to Trane for purposes of determining the range of discount
        rates are the same companies Lazard used in the Trane public market analysis
        described on page 46. If the companies are different, please disclose the names of
        selected peer companies used for purposes of determining the range of discount
        rates.

Other Trane Analyses, page 48

14.   Please disclose why the present value of future stock price analysis and present
        value of analyst target price ranges were not material to the rendering of Lazard's
        opinion regarding Trane's stock price. Similarly, please disclose why the three
        analyses addressed on page 50 were not material to the rendering of Lazard's
        opinion with respect to your price.

Ingersoll Rand Discounted Cash Flow Analysis, page 49

15.   We note your disclosure that Lazard reviewed forecasts provided to Trane by
        Ingersoll Rand. Please provide a summary of these forecasts to us.

Miscellaneous, page 50

16.   Please revise the heading to clearly describe the subject matter disclosed under the
        heading.

17.   Please disclose the amount of the fee that was payable upon Lazard's rendering of
        the opinion and the amount of the fee that is contingent upon the closing of the
        merger. Please also explain how Lazard's fee is based on Ingersoll Rand's share
        price on December 13, 2007 and Trane's latest balance sheet.

18.   We note your disclosure about financial advisory services that Lazard provided to
        you in 2007. Please provide a narrative and quantitative description of the fees
        Trane and Trane's affiliates paid to Lazard in the past two years. Please refer to
        Item 1015(b)(4) of Regulation M-A.

19.   Please state whether Trane or Lazard determined the amount of consideration to
        be paid. Please refer to Item 1015(b)(5) of Regulation M-A.

Interests of Certain Persons in the Merger, page 53

20.   Please provide a table illustrating the total dollar interest of each individual Trane executive officer and director.

Merger Consideration, page 68

21.   We note your statement that a vote by Trane shareholders for the adoption of the merger agreement constitutes approval of the merger whether or not you substitute up to $1.00 per share in cash for stock. Given that Trane shareholders may not know that precise mix of cash and stock consideration, please provide us with an analysis of whether Trane shareholders will have sufficient information to make an informed investment decision on whether to approve or reject the merger agreement.

22.   Please provide a table illustrating both the as adjusted exchange ratio and resulting aggregate number of shares you would issue to Trane shareholders were you to elect to increase cash consideration by $1.00 in order to list on the NYSE the Ingersoll Rand Class A common shares to be issued in the merger without the requirement of a vote of Ingersoll Rand shareholders. Please provide such information using the trading price of your securities as of the latest practicable date and a reasonable range of prices for your securities.

23.   Please disclose the most current information you have regarding the number of your shares outstanding. In light of this most current information, please disclose the maximum number of shares you could issue without triggering a shareholder vote under New York Stock Exchange rules assuming that the exchange ratio remains at .23.

24.   In the event you must increase your cash consideration to avoid obtaining shareholder approval, please analyze for us whether a $1.00 increase in cash consideration, and a corresponding decrease in equity consideration, will be sufficient to ensure that you are not required to seek shareholder approval under NYSE rules.

Overview, page 88

25.   Please file the debt commitment letter as an exhibit. Please refer to Item 601(b)(10)(i) of Regulation S-K.

Covenants and Events of Default, page 89

26.   Please expand your disclosure regarding the covenants and events of default.

Unaudited Pro Forma Combined Condensed Financial Data of Ingersoll Rand, page 92

General

27.   Consideration should be given on an ongoing basis to the updating requirements
        of Rule 3-12 of Regulation S-X. An updated accountant's consent should be
        included with any amendment to the filing.

Unaudited Pro Forma Combined Condensed Balance Sheet Information, page 94

28.   We note that the amounts presented for "property, plant and equipment, net" and
        "other assets" for Trane do not agree to the amounts presented on page 48 of the
        audited balance sheet in Trane's Form 10-K filed February 20, 2008. Please revise
        the pro forma to agree with the audited balance sheet. Alternatively, provide a
        reconciliation of the amounts and tell us why the current pro forma presentation is
        preferable to the balances presented on the audited balance sheet.

29.   Revise to state separately on the face of the pro forma balance sheet the asbestos
        liability for Trane, or tell us the current presentation is appropriate. Refer to Rule
        5-02.24 of Regulation S-X.

30.   We note that the exchange ratio will change if Ingersoll-Rand substitutes $1.00
        per share cash for a portion of the stock consideration. If increases or decreases in
        the market price of Ingersoll-Rand's common stock could cause significant
        changes (three percent or greater) in the pro forma or pro forma equivalent per
        share data presented herein, we believe that the presentation should be expanded
        as contemplated by Rule 11-02(b)(8) of Regulation S-X. Specifically, please
        determine the reasonably likely minimum and maximum exchange ratios and
        expand the table to also present comparative per share data prepared using these
        assumptions. If changes in the exchange ratio could not cause material variances
        in this data, please revise the filing to so state. As a related matter, if variances in
        the exchange ratio might reasonably cause material changes in the pro forma
        financial statement balances; comparable disclosures should be provided in the
        notes to the pro forma balance sheet and income statement. We refer,
        particularly, to long-term debt, interest expense and earnings per share.

31.   In this regard, we note in footnote 7, that you assumed the conversion of 8.2
        million shares of Trane stock options to Ingersoll Rand stock options and all other
        Trane options were assumed to be exchanged for cash. Please tell us and revise to

disclose how you determine the amount of options that would be converted. Also, if material, disclose the impact of other conversion scenarios. For example disclose what would be the impact on the pro forma financial statements if you assume all Trane options were converted into Ingersoll Rand options.

Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 96

32.   We note in footnote 1 and 2 that you refer to using the valuation of a third party appraiser when determining fair value of inventory and fixed assets. While management may elect to take full responsibility for valuing the asset, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

33.   Please update the purchase price allocation and related disclosures to reflect any updated valuations or other studies available as of the most recent practicable date. We assume that you are not currently aware of any probable material allocations or adjustments, not reflected herein, that are likely to be recorded. Additionally, please update the pro forma financial data for any change in the conversion factor or cash consideration to be paid for the acquisition.

34.   Please refer to footnote 3. We note that you allocated $2.8 billion to the estimated fair value of identifiable intangible assets including customer relationships and developed technology. Please address the following:

- Please tell us and revise the filing to disclose how you determined the fair value, the valuation methodologies, significant assumptions used and the basis for recognizing the intangible assets. Refer to the guidance in SFAS 141, paragraphs 37 and 39.
- We note that the excess of the purchase price over the net assets acquired in the acquisition will result in goodwill of approximately $5.9 billion or 62 percent of the purchase price. Please tell us and revise your discussion to include the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to the guidance in paragraph 52(b) of SFAS 141.

- Please tell us and revise to disclose your basis for assigning the useful lives of 25 and five years for the customer relationships and developed technology and how you applied the guidance of paragraph 11 of SFAS 142.

Comparative Rights of Ingersoll Rand Shareholders and Trane Shareholders, page 109

35.   The last sentence of the third paragraph including the reference to "equally
        important" appears to suggest that there may be material differences in the rights
        of Ingersoll Rand and Trane shareholders that are not discussed in this section.
        To the extent you believe you have included all material differences, please revise
        this sentence to remove the implication. Otherwise, revise this section to assure
        you have discussed all material differences.

36.   Please compare the rights of your shareholders and Trane shareholders to enforce
        court judgments obtained in the United States against your officers and directors
        and the rights of stockholders to effect service of process within the United States.
        We note your risk factor disclosure on page 16 of your Form 10-K for the fiscal
        year ended December 31, 2007 providing that it may not be possible to enforce
        court judgments in Bermuda that are obtained in the United States against your
        officers and directors in Bermuda based on the civil liability provisions of the
        U.S. federal or state securities laws. You also disclose in this same risk factor that
        it would be difficult for a holder of your securities to effect service of process
        within the United States.

Undertakings, page II-1

37.   Please provide the undertakings required by Regulation S-K Item 512(a)(5)(ii)
        and 512(a)(6). See Rule 430C(d).

Exhibit 5

38.   Please tell us why it is necessary and appropriate to exclude the exhibits and other
        attachments, such as the annexes, from the definition of "Registration Statement"
        in the first paragraph of this exhibit.

39.   We note clause (b) in the third paragraph. Please tell us what documents Conyers
        Dill & Pearman reviewed in connection with rendering its opinion that were in
        draft, as opposed to final, form.

40.   We note clause (d) in the third paragraph. It appears that such assumption
        contains conclusions of law and is therefore inappropriate. Please obtain a
        revised opinion of counsel that removes such assumption.

41.   We note clause (e) in the third paragraph. Please tell us how the law of another
        jurisdiction could affect the opinion expressed in this exhibit.

Exhibit 99.2

42.   If different from the form of proxy card to be filed as exhibit 99.2, please file a
        form of the proxy card to be sent to participants of Trane's Savings Plan, 401(k)
        and Thrift Plan.

Ingersoll Rand Form 10-K for the Fiscal Year ended December 31, 2007

Note 20 – Commitments and Contingencies, page 104

Asbestos Matters, page 105

43.   We note that you charged the $499 million increase in asbestos liability to
        earnings of discontinued operations. We also note the disclosure on page 79 that
        "the company also has retained costs from previously sold businesses that mainly
        include costs related to postretirement benefits, product liability and legal costs
        (mostly asbestos-related)." Please confirm that the "previously sold businesses"
        met the criteria in paragraph 42 of SFAS 144 to be classified as discontinued
        operations. If you did not report the sale of these businesses previously as
        discontinued operations, please indicate the basis for allocating the costs to
        discontinued operations

44.   In this regard, please identify the segments the asbestos claims and other costs
        related to and state whether any of these costs were expected to be recurring.
        Also, discuss the timing of the recognition of the charge at year-end subsequent to
        the sale of your subsidiaries. Refer to paragraph 44 of SFAS 144 or other
        applicable literature as appropriate.

Trane Inc. Form 10-K for the Fiscal Year ended December 31, 2007

Note 15. Warranties, Guarantees, Commitments and Contingencies, page 78

Litigation, page 79

45.   We note the disclosure that "the company is confident in ASE's ability to satisfy
        its obligations under the Indemnification Agreement because WABCO's capital
        structure includes sufficient funds available under existing credit facilities and
        only a minimal amount of debt at December 31, 2007." We also note that the
        potential liability could be as much as $1.1 billion. Please tell us the
        circumstances, if any, whereby you may be obligated under the Indemnification
        Agreement to make payments for any fines under this investigation. Furthermore,
        please tell us how you assessed these obligations under SFAS 5 for recognition as
        a liability at December 31, 2007.

Form 8-K dated January 29, 2008 – Trane, Inc.

46.   We note that you have incorporated the Form 8-K dated January 29, 2008 by
        reference into your Form S-4 filed on March 4, 2008. Both Regulation G and Item
        10(e) of Regulation S-K therefore apply to you non-GAAP disclosures in this
        Form 8-K. See General Instruction B.2 of Form 8-K. Please tell us how your
        Form 8-K complies with such regulations. Revise or advise.

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority,
     declare the filing effective, it does not foreclose the Commission from taking
     any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated
     authority, in declaring the filing effective, does not relieve the company from
     its full responsibility for the adequacy and accuracy of the disclosure in the
     filing; and

   • the company may not assert staff comments and the declaration of
     effectiveness as a defense in any proceeding initiated by the Commission or
     any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax):   Mario Ponce, Esq.—Simpson Thatcher & Bartlett LLP